15046987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Watermark Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

531 South Main Street, ML-9
(No. and Street)

Greenville (City) SC (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hagen Rogers (864) 527-5960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* AB 3/4

3/4/15

OATH OR AFFIRMATION

I, Hagen Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watermark Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen H. Rogers
Signature

Executive Managing Director
Title

Demetra Grumbos
Notary Public

DEMETRA GRUMBOS
Notary Public, State of South Carolina
My Commission Expires 10/31/2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMARK ADVISORS, LLC
SEPARATELY BOUND STATEMENT OF FINANCIAL CONDITION

For the Year Ended
December 31, 2014
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Watermark Advisors, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Watermark Advisors, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

February 23, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CONFIDENTIAL

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	28,327
Accounts receivable		2,267
Property and equipment, at cost, less accumulated depreciation of $65,205		272
Prepaid expenses		4,755
Total assets	$	35,621

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	6,973
Accrued payroll and taxes		961
Total liabilities		7,934
Members' equity		27,687
Total liabilities and members' equity	$	35,621

The accompanying notes are an integral part of these financial statements.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Watermark Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Watermark Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Watermark Advisors, LLC stated that Watermark Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Watermark Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watermark Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Watermark Advisors

Preparation Is a Capital Idea

BROKER DEALERS ANNUAL EXEMPTION REPORT

Watermark Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Watermark Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Hagen H. Rogers
January 29, 2015

PO Box 1963, Greenville, SC 29602

866-527-8454 . WATERMARKADVISORS.COM . MEMBER FINRA/SIPC